[Wells Fargo Letterhead]
December 14, 2010
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John P. Lucas

Re:	QR Energy, LP Registration Statement on Form S-1 (File No. 333-169664) (the “Registration Statement”)
To the Commission:
     As representatives of the several underwriters of the proposed initial public offering (the “Offering”) of QR Energy, LP (the “Registrant”), we hereby join the Registrant’s request for acceleration of effectiveness of the Registration Statement to 1:00 pm, Eastern Time, on Thursday, December 16, 2010, or as soon as practicable thereafter.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the Offering, dated December 10, 2010, through the date hereof:
     Preliminary Prospectus dated December 10, 2010
     13,000 copies to prospective underwriters, institutional investors, dealers and others.
     The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, WELLS FARGO SECURITIES, LLC J.P. MORGAN SECURITIES LLC RAYMOND JAMES & ASSOCIATES, INC. RBC CAPITAL MARKETS, LLC As representatives of the several underwriters
By:	WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
	Name:	David Herman
	Title:	Director